UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Nepia, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PER SHARE PAR VALUE

(Title of Class of Securities)

640673109

(CUSIP Number)

Ben Chang

Nepia, Inc.

9595 Wilshire Blvd., Suite 900, Beverly Hills, California 90212

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

July 18, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

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*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons:	Ben Chang
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	74,483 Common Shares

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	74,483 Common Shares

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 74,483 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 7.5%

14.	Type of Reporting Person (See Instructions): IN

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1.	Names of Reporting Persons:	Ben Chang
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	USA

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	6,000,000 Series A Preferred Shares

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	6,000,000 Series A Preferred Shares

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 6,000,000 Series A Preferred Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 100%

14.	Type of Reporting Person (See Instructions): IN

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1.	Names of Reporting Persons:	Imagic, LLC dba Rich Pharmaceuticals
I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [X ]

3.	SEC Use Only:

4.	Source of Funds (See Instruction):	WC

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): [ ]

6.	Citizenship or Place of Organization:	DE

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	198,625 Common Shares

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	198,625 Common Shares

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 198,625 Common Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13.	Percent of Class Represented by Amount in Row (11): 20%

14.	Type of Reporting Person (See Instructions): IN

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ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D relates to (i) the common stock, par value $0.001 per share (the “Common Shares”), of Nepia, Inc., a Nevada Corporation (the "Issuer"); and (ii) the Series A Preferred Stock, par value $0.001 per share (the “Preferred Shares”) The holders of Preferred Stock have the right to cast one hundred (100) votes for each one (1) share held of record on all matters submitted to a vote of holders of the Issuer’s common stock. The Preferred Stock is not convertible into shares of Issuer’s Common Shares. The Issuer's current principal executive offices are located at 9595 Wilshire Blvd., Suite 900, Beverly Hills, California 90212.

ITEM 2. IDENTITY AND BACKGROUND

This Statement on Schedule 13D is being filed on behalf of the following persons (collectively, the “Reporting Persons”): (i) Ben Chang (“Chang”); and (ii) Imagic, LLC dba Rich Pharmaceuticals, a Delaware limited liability company (“Imagic LLC”).

During the previous five (5) years, the Reporting Persons (i) have not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and (ii) have not been party to a civil proceeding of any of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Common Shares and Preferred Shares to which this statement relates were purchased by Chang and Imagic in consideration for the assignment by Imagic of a patent and certain related intellectual property to the Issuer.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of this Schedule 13D is to report the Beneficial Ownership by the Reporting Persons of (i) 273,108 Common Shares or 27.5% of the Issuer’s issued and outstanding Common Shares; and (ii) 6,000,000 or 100% of the Issuer’s issued and outstanding Preferred Shares as of July 28, 2013.

Pursuant to the terms of the Memorandum of Understanding and Asset Assignment Agreement dated July 18, 2013 (the “Assignment Agreement”) between the Issuer and Imagic LLC, the Chang has an option at any time after November 1, 2013 and before November 1, 2014, to assign to Issuer any and all interest they have in the indication, patents and intellectual property related to Hodgkin’s Lymphoma in consideration for the Issuer issuing to Chang: (i) 476,820 restricted shares of Issuer common stock; and (i) 1.0408 restricted shares of Issuer common stock for each one share of Issuer restricted common stock issued by Issuer prior to the date which Issuer receives notice of intent to exercise the option, adjusted for any stock split Issuer may happen to undertake.

Additionally, under the terms of the Assignment Agreement, Chang has the sole right to appoint the other directors to the board of directors and a management team of the Issuer, and Chang may cause the Issuer board of directors and Issuer to adopt bylaws, articles of incorporation and operational agreement(s).

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)	The Reporting Persons are currently the beneficial owner of (i) 273,108 Common Shares of the Issuer, representing approximately 27.5% of the Issuer's Common Shares (based upon 993,108 issued and outstanding shares of common stock as of July 28, 2013); and (ii) 6,000,000 Preferred Shares of the Issuer, representing 100% of the Issuer's Preferred Shares as of July 28, 2013.

(b)	The Reporting Persons have sole voting and dispositive power over the Common Shares and Preferred Shares identified in response to Item 5(a) above.

(c)	See response by Reporting Persons to Item 4, above.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than as described in this Schedule 13D, the Reporting Person has no contracts, arrangements, understandings or relationships with any other person with respect to any securities of the Issuer. Ben Chang is the sole member and manager of Imagic LLC as of the date of this report and has sole voting and dispositive power over the Common Shares held by Imagic LLC.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Assignment Agreement dated July 18, 2013 between Issuer and Imagic LLC (incorporated by reference to Exhibit No. 10.2 to the Form 8-K filed by the Issuer on July 18, 2013).

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 31, 2013

By: /s/ Ben Chang
Ben Chang

Imagic, LLC dba Rich Pharmaceuticals

By: /s/ Ben Chang
Ben Chang, Manager

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